06004750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Nassau Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine Riverfield Drive
(No. and Street)

Weston (City) CT (State) 06883 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Francis Cavelle 203 8584632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shapiro, Goldstein & Moses, LLC
(Name – *if individual, state last, first, middle name*)

6800 Jericho Turnpike Suite 208W (Address) Syosset (City) NY (State) 11791 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES FRANCIS LAVELLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE NASSAU GROUP, INC., as of February 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YEMI O. FAWEHINMI
Notary Public, State of New York
No. 01FA6104127
Qualified In New York County
Commission Expires January 12, 2008

Notary Public

James Francis Lavelle
Signature

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NASSAU GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

DECEMBER 31, 2005

FINANCIAL STATEMENTS

CONTENTS

Shapiro Goldstein & Moses, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

6800 Jericho Turnpike, Suite 208W
Syosset, NY 11791
Tel. 516-932-0404
Fax: 516-932-7882
Website: www.sgmcpa.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
THE NASSAU GROUP, INC.
Weston, Connecticut

We have audited the accompanying statement of financial condition of **THE NASSAU GROUP, INC.** as of December 31, 2005, and the related statements of income and retained deficit and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **THE NASSAU GROUP, INC.** as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shapiro Goldstein & Moses, LLP

SHAPIRO GOLDSTEIN & MOSES, L.L.P.

Syosset, New York
February 24, 2006

Members: American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants

THE NASSAU GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents -- Note 1	$ 422,628
Accounts receivable	28,700
Prepaid expenses and other receivables -- Note 3	53,006
Total current assets	504,334
PROPERTY AND EQUIPMENT - at cost - Note 4	4,889
OTHER ASSETS	
Investments -- Note 5	20,015
Total other assets	20,015
Total assets	$ 529,238

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
(Continued)

DECEMBER 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 28,103
Due to stockholder -- Note 2	61,901
Pension payable	136,025
Total current liabilities	226,029
LONG-TERM LIABILITIES	
Note payable -- Note 2	23,300
Total long-term liabilities	23,300
Total liabilities	249,329
COMMITMENTS AND CONTINGENCIES -- Note 10	
STOCKHOLDERS' EQUITY	
Common stock, par value $.01 par value; 10,000 shares authorized and 4,250 shares issued	42
Additional paid-in capital -- Note 9	1,304,958
Retained deficit	(232,431)
Total	1,072,569
Less: Cost of 980 shares of common stock held by the Company	(792,660)
Total stockholders' equity	279,909
Total liabilities and stockholders' equity	$ 529,238

See Auditors' Report
and Notes to Financial Statements.

Shapiro Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF INCOME AND RETAINED DEFICIT

YEAR ENDED DECEMBER 31, 2005

		Percent of Revenues
REVENUE FOR SERVICES -- NOTE 8	$ 425,303	100.00
GENERAL AND ADMINISTRATIVE EXPENSES	409,250	96.23
INCOME FROM OPERATIONS	16,053	3.77
OTHER INCOME AND LOSS		
Interest and dividend income	1,808	0.43
Loss on sale of property and equipment -- Note 4	(5,113)	(1.20)
Loss on investments	(52)	(0.01)
	(3,357)	(0.79)
NET INCOME	12,696	2.99
Retained deficit, beginning of year	(86,235)	
Stockholder distributions	(158,892)	
Retained deficit, end of year	$ (232,431)	

See Auditors' Report
and Notes to Financial Statements.

THE NASSAU GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,696
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	8,843
Loss on sale of property and equipment	5,113
Loss on investments	52
Changes in operating assets and liabilities:	
Decrease in accounts receivable	43,497
Increase in prepaid expenses and other receivables	(41,299)
Decrease in accounts payable	19,266
Increase in pension payable	130,534
Net cash provided by operating activities	178,702
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in due to stockholder	61,901
Net cash provided by investing activities	61,901
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments for redemption of stock	(792,660)
Proceeds from sale of property and equipment	7,290
Stockholder distributions	(158,892)
Net cash used in financing activities	(944,262)
Net decrease in cash and equivalents	(703,659)
Cash and cash equivalents, beginning of year	1,126,287
Cash and cash equivalents, end of year	$ 422,628

See Auditors' Report
and Notes to Financial Statements.

Shapiro Goldstein & Moses, LLP
Certified Public Accountants and Consultants

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **THE NASSAU GROUP, INC.**, (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

a. Business description

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company operates as a strategic advisory firm in the area of mergers, acquisitions, and private capital raising.

b. Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Under the accrual basis of accounting, revenues and expenses are recognized as services are rendered.

c. Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using an accelerated method for financial purposes over their estimated useful lives, generally five to seven years.

d. Income taxes

The Company has elected to be taxed under Subchapter "S" of the Internal Revenue Code for Federal purposes. The Company's shareholders will bear the burden of any income taxes arising out of the Company's results of operations. The Company provides for income taxes for local jurisdictions.

e. Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Cash, cash equivalents, and concentrations of risk

Cash, cash equivalents, and concentrations of risk consist of cash on hand, cash held in bank checking accounts, and cash held in money market or savings accounts.

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of risk consist principally of cash, marketable securities and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk with respect to accounts receivable can result from a significant portion of the revenues being derived from a small number of entities. The Company generally extends credit to its customers without collateral; however, it closely monitors extensions of credit and its customers consist of very large commercial entities to whom management believes credit can be issued to with minimal risk.

g. Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3 percent of aggregate indebtedness. As of December 31, 2005, the Company had net capital as defined of $ 245,550 which exceeded the minimum requirement of $15,328 by $ 228,928 . Furthermore, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. As of December 31, 2005, the ratio of aggregated indebtedness to net capital for the Company was 1.02 to 1.

NOTE 2 -- RELATED PARTY TRANSACTIONS

At December 31, 2005 the Company owed the principal stockholder $61,901. This loan is non-interest bearing and is expected to be repaid within the next twelve months and is therefore classified as current.

In December 2000, the Company borrowed $23,300 from its principal stockholder in order to invest in NASDAQ. The note calls for interest accruing at a rate of 5 percent per annum and the note was due in one installment on or before December 31, 2003. This maturity date has been extended by the principal stockholder to June 30, 2007. The note is collateralized by this investment.

NOTE 3 -- OTHER RECEIVABLES

Included in the balance as of December 31, 2005 was $33,838 due the Company resulting from the erroneous overpayment of payroll taxes. This amount was refunded in January 2006.

NOTE 4-- PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Software and Web Design Costs	$ 24,475
Office Equipment	43,215
Furniture & Fixtures	24,004
	91,694
Less: Accumulated depreciation and amortization	86,805
	$ 4,889

The total charges to income for depreciation and amortization of these assets were $8,843 for 2005. During 2005, property and equipment was sold resulting in a loss of $5,113.

NOTE 5 -- INVESTMENTS

The Company has invested in two separate entities and is using the equity method of accounting for both of these investments. These investments consist of the following:

(1) An original investment of $54,750 in a technology oriented consulting group organized as an LLC, and
(2) the purchase of 800 shares and 1200 warrants of NASDAQ at a cost of $23,300.

Each of the above represent minority interests with no ascertainable fair market value.

NOTE 6 -- REPURCHASE OF STOCK

Effective January 1, 2005, the Company repurchased 980 shares from various shareholders in exchange for payments totaling $792,660, leaving its chief executive officer and one of its managing directors as the remaining shareholders (See Note 10).

NOTE 7 -- PENSION PLAN

In January 2001, the Company formed a 401(k) plan which calls for the matching of employee salary deferrals at a rate of 25 percent at the discretion of the Company. During 2005, no amounts were deferred by the employees and accordingly, no matching contribution will be made.

NOTE 7 -- PENSION PLAN (Continued)

Effective January 1, 2003, the Company formed a defined benefit pension plan and a profit sharing plan covering the firm's most senior executive. The contribution applicable to the year ended December 31, 2005 of $136,025 was remitted in February 2006.

NOTE 8 --REVENUES FOR SERVICES

Included in revenues are transaction fees of $375,000 consisting primarily of $250,000 received from New Horizons Worldwide, Inc. and $125,000 from JEP Management, Inc.. Other revenues consist primarily of ongoing retainer fees received from clients and other sundry items.

NOTE 9 -- RESTRICTED STOCK PLAN

In 2002, the Company adopted a plan whereby restricted stock awards will be granted to employees, officers, directors, and others. During 2003, the Company issued 25 restricted shares of its common stock to directors of the Company. The stock was valued at $1,000 per share. This value is based on the amount used in a 1999 stock subscription agreement and the Company believes that this amount approximates fair market value. No stock awards were granted during 2005.

NOTE 10 -- OTHER

Under an agreement entered into in October 2004, the Company's chief executive officer and one of its managing directors, constituting majority shareholders of the Company, agreed to join another firm. Under the terms of the agreement, these individuals will continue to function in their current capacities with the Company in completing ongoing projects as detailed in the agreement. It is contemplated that the Company will be wound down at a future date to be determined.

NOTE 11 -- SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for interest was $-0-.

Cash paid for income taxes was $2,300.

SUPPLEMENTARY INFORMATION

THE NASSAU GROUP, INC.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2005

		Percent of Revenues
Officers' salary	$ 175,000	41.15
Outside services	19,400	4.56
Travel	10,673	2.51
Professional fees	42,709	10.04
Pension expense	136,025	31.98
Payroll taxes	12,380	2.91
Rent reimbursement	(12,727)	(2.99)
Telephone	633	0.15
Insurance	3,930	0.92
Employee benefits	324	0.08
Office expense	8,174	1.92
Entertainment	545	0.13
Auto expense	8,192	1.93
Depreciation	8,843	2.08
Miscellaneous	1,079	0.25
Licenses and fees	6,891	1.62
Reimbursed expenses	(12,821)	(3.01)
	$ 409,250	96.23

See Auditors' Report.

Shapiro Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Stockholders' Equity Qualified for Net Capital		$ 279,909
Less Non-Allowable Assets:		
Property and Equipment	$ 4,889	
Investments	20,015	
Total Non-Allowable Assets		(24,904)
Less haircuts on money market accounts		(9,455)
Net Capital		$ 245,550

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities from Balance Sheet	$ 249,329
Percentage of Aggregate Indebtedness to Net Capital	101.54
Percentage of Debt to Debt Equity	89.08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 16,622
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 228,928
Excess Net Capital at 1000%	$ 233,928

See Auditors' Report.

THE NASSAU GROUP, INC.

AUDITORS' REPORT ON MATERIAL INADEQUACIES

YEAR ENDED DECEMBER 31, 2005

During the period of our engagement, our audit did not disclose any material inadequacies in the Company's accounting system, system of internal accounting controls, or procedures for safeguarding assets.

Shapiro Goldstein & Moses, LLP

SHAPIRO GOLDSTEIN & MOSES, L.L.P.